Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

MaxTracker, Inc.
13703 Josephine Ct
Thornton, CO 80602
mymaxtracker.com

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: MaxTracker, Inc.
Address: 13703 Josephine Ct, Thornton, CO 80602
State of Incorporation: DE
Date Incorporated: July 29, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 4,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 6 days and receive 75% bonus shares

Super Early Bird Bonus

Invest within the first 12 days and receive 50% bonus shares

Early Bird Bonus

Invest within the first 16 days and receive 30% bonus shares

Amount-Based:

$500+ | STAR LEVEL

Invest $500 or more and receive MaxTracker baseball cap + 5% Bonus Shares

$1,000+ | GALAXY LEVEL

Invest $1000 or more and receive MaxTracker baseball cap + 1 MaxTracker Ping+ with one year free data + 10% Bonus Shares

$2,500+ | NOVA LEVEL

Invest $2500 or more and receive 2 MaxTracker baseball caps + 2 MaxTracker Ping+ with one year free data + 15% Bonus Shares

$5,000+ | SUPER NOVA LEVEL

Invest $5000 or more and receive 2 MaxTracker baseball caps + 2 MaxTracker Ping+ with one year free data + 20% Bonus Shares

$10,000+ | UNIVERSE LEVEL

Invest $10,000 or more and receive 2 MaxTracker baseball caps + 3 MaxTracker Ping+ with 2 years free data + 25% Bonus Shares

$20,000 | MILKY WAY LEVEL

Invest $20,000 or more and receive 2 MaxTracker baseball caps + 5 MaxTracker Ping+ with 5 years free data + 33% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

MaxTracker will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

MaxTracker develops, manufactures, and sells anti-theft GPS devices. We protect and help recover cars and trucks, bicycles, boats and trailers, ATVs, golf clubs, musical instruments, pets, and even children and at-risk elderly individuals. We only design and build products with the very latest technology to enable the recovery of stolen property.

MaxTracker is a stand-alone company. There is no parent, subsidiary, or other related company.

Our mission is to reverse the outcomes of the criminal theft industry, so the owners win and the thieves face justice.

"MaxTracker, Inc ("MaxTracker" or the "Company") is a C Corp organized under the laws of the state of Delaware that develops, manufactures, and sells anti-theft GPS devices. The Company's business model consists of online marketing and sales. We expect retail partners focused on customers concerned about the loss of personal property through theft and other criminal activity. Our electronic GPS devices have been pre-sold across the US and Canada. Primarily sales are direct-to-consumer sales online. We also plan to expand into retail stores, including bike shops, electronics retailers, and big-box chains.

The Company has developed the state-of-the-art 5G IoT technologies necessary to protect people's cars and trucks, boats, trailers, ATVs, and a variety of other personal property. Plus, children and pets, wherever they may roam. With 220 million cars in the US alone and only 7% protected by GPS, we believe the Company is positioned to become the market leader to give people peace of mind and effective protection against rising crime rates all across the nation and beyond.

MaxTracker is positioned to be highly successful, with an expected 80% profit margin. Each sale requires a subscription to a data plan that is necessary to operate the 5G IoT device. The subscription plans average a 90% profit margin and we believe they will remain subscribed for many years. The Company ran a test presale using online crowdfunding of the MaxTracker bike product, and we sold about 420 sales for over $63,780. Bicycle anti-theft protection is a tiny percentage of the markets that will benefit from MaxTracker's protection.

The Company's Intellectual Property ("IP"): The Company has applied for a non-provisional U.S. patent assigned to MaxTracker LLC, filed with the USPTO and receiving an application date of 9/2/2021 and an application number of 17/465,621. In addition to this, the Company has applied for a trademark for the name "MAXTRACKER."

OTSD is a partnership formed by principals of CEPD, the engineering firm we hired to perform the original engineering design work for MaxTracker. OTSD owns the original schematic and certain rights described in the agreement. We have the written agreement dating back to May 2018, plus the addendum from April 2020. We will exercise the option to buy 100%

of the IP from OTSD as part of this fundraising

MaxTracker Inc was previously an LLC under the laws of Colorado established on 2/9/2018 and converted to a Delaware C-Corp on 7/29/2022.

Competitors and Industry

MaxTracker competes in a segment of the consumer electronics industry known as personal GPS trackers. The competitors are found on Amazon.com under the GPS Tracker sub-category.

The top 2 sellers are the Tracki and the Land Air Sea 54. Tracki is currently listed as the #1 seller on Amazon with LAS 54 in second place. According to a platform we subscribe to that serves Amazon sellers, www.junglescout.com, these 2 sellers currently are selling about 8,000 to 12,000 units per month, each,

The industry's key revenue source comes from the data subscriptions that are necessary for the devices to function. Each seller offers several data plans from monthly payments to yearly, 2 years, and 3 years. Because of these plans, the revenue per sale ranges from about $275 to $350, with expected margins of approximately 80%. Because of the data plans, much like the cellular and cable TV industries, recurring revenue builds every year, creating a cash machine.

We believe MaxTracker is set to upset the industry because these older products are not engineered and designed with state-of-the-art 5G IoT tech. Our tech provides faster, wider area coverage, much longer battery life, and utilizes 5G where available.

According to Allied Market Research

"GPS Tracking Device Market Outlook – 2028 The global GPS tracking device market size was valued at $1.78 billion in 2020, and is projected to reach $4.93 billion by 2028, registering a CAGR of 12.3% from 2021 to 2028. GPS tracking device is a navigation device used for tracking a vehicle, object or a person. GPS establishes a person or object's location on Earth with astonishing precision. GPS tracking devices are used in vehicles, mining, agriculture, and others."

Source:

https://www.alliedmarketresearch.com/gps-tracking-device-market-A11685

<u>Competition</u>

The Company has several major competitors in the personal GPS Tracker market. Some of the top competitors in our industry include Tracki, LandAirSea 54, and Jiobit. Tracki is the industry leader and the Company's primary competition in the GPS Tracker industry. LAS 54 also owns a significant market share, and Jiobit's marketing focuses on the tracking and protection of at-risk elderly people, special needs and other children, and family pets. Spytec GPS and Bouncie GPS Tracker are direct competitors of similar size and development. Despite the present competitive landscape, we believe the Company stands out in the GPS Tracker industry because MaxTracker Ping is designed using the state-of-the-art 5G IoT technology providing superior performance and battery life. The competitors' entered the market on average, 5 years ago and operate on older technology. Additionally, MaxTracker's marketing plan is substantially different and wider-ranging compared to the competition.

Current Stage and Roadmap

MaxTracker developed our first product for bikes and completed a successful Indiegogo campaign. We sold about 420 units to about 390 people on Indiegogo, totaling sales of $63,787. The company continues to offer presales on Indiegogo's InDemand section. The company is not currently advertising or promoting sales. As a result of supply chain challenges, certain specific electronic parts are months behind in production. The company will resume advertising, marketing, and sales as soon as the needed parts are available.

Manufacturing has been delayed because of the temporarily unattainable electronic parts necessary to manufacture these units. The Company stands ready to build and ship these units as soon as we can obtain all necessary parts and molds. We expect to complete and ship those sold units within weeks, not months.

Our second product, MaxTracker Ping, uses about 95% of the same components as the bike MaxTracker and is designed and engineered to be as small in form as possible. Because its market size dwarfs the bicycle market, we expect much higher sales. This product's design and engineering are nearly complete. The Ping can be for sale this fall.

The Company's products are currently on the market and generating sales. One of our prototypes is still in development.

The Company's focus for the next two years will be on ramping up sales, plus marketing and expanding our brand. We have plans for innovative offline marketing in addition to online marketing on social media and search platforms. We expect to release the 3rd product by the end of 2022, which will be a new additional version of the Ping, offering additional features.

The Team

Officers and Directors

Name: Steven Maxey

Steven Maxey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO & Director
  Dates of Service: February 19, 2018 - Present
  Responsibilities: Overall responsibility for the company. Set direction, strategies, execution, oversee management, all compliance, Drive the company forward for maximum benefit of all shareholders. Steve has not received a salary to date and currently owns 63% of the company. Depending on the amount raised in this offering, Steve may decide to begin taking a salary during and after this offering.

- **Position:** President
  Dates of Service: July 29, 2022 - Present
  Responsibilities: Same as CEO

Name: James Dotter

James Dotter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO, COO & Director
  Dates of Service: August 31, 2019 - Present
  Responsibilities: Oversee and manage all software development with hands on production and supervision. Also overseeing hardware development and manufacturing. Jim has not received a salary to date and currently owns 19% of the company. Depending on the amount raised in this offering, Jim may decide to begin taking a salary during and after this offering.

Other business experience in the past three years:

- **Employer:** Modix LLC
  Title: Owner
  Dates of Service: February 24, 2015 - Present
  Responsibilities: Procuring business contracts and developing software for clients.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational PING or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our MaxTracker GPS tracker. Delays or cost overruns in the development of our MaxTracker GPS tracker and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

MaxTracker, LLC was formed on February 19,2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MaxTracker has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that MaxTracker GPS is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 10 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on

third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MaxTRacker or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on MaxTracker could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steven Maxey	1	Unknown	62.74%
Steven Maxey	2,090,406	Common Stock	

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,332,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 3,332,000
Use of proceeds: Issued in consideration for the exchange of membership intersts in MaxTracker, LLC, a Colorado limited liability company
Date: July 29, 2022
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $00 compared to $41,916 for fiscal year 2021. The reason for the lack of revenue in 2020 and the increase to $41,916 in 2021, is the company was in R&D mode all of 2020 and only began offering pre-sales via crowdfunding in October 2021. R&D continued all of 2021, and still continues today but the first offering to the public began in October.

Cost of Sales

Since there were no sales in 2020, cost of sales were not reportable during that development stage. In late 2021 the company conducted a crowdfunding campaign and with those first revenue gains our cost of sales totaled $54,485.

Gross Margins

With no sales attempted in 2020 so there were no margins to calculate. In 2021 there were pre-sales via crowdfunding. Because R&D costs from the past were greater than the initial sales, the gross margin was -$12,569.

Expenses

In 2020 there were minimal expenses in General and Administrative primarily for basic fees and charges such as internet connection, Cloud storage, cellular data and other basic services. In 2021 expenses for marketing and the crowdfunding campaign fees and advertising, plus increases in General and administrative, all together were $132,787.

Historical results and cash flows:

The company is currently in the initial production stage concerning the first product, and the pre-production stage for the next two products, that we believe will be ready to manufacture before the end of December. We are of the opinion that historical cash flows are not indicative of the revenue and cash flows expected for the future because we have been in continuous development for the past three years, but soon we are entering active sales, marketing and manufacturing phases.

Past cash was primarily generated through capital investments from the three founders, totaling over $525,000. One of our short term goals is to build sales so the company is generating revenues sufficient to support all company expenses within the next six months.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2022 the company has capital resources in the form of additional capital contributions or shareholder loans from current shareholders, and $31,245 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company's operations. These funds are needed for manufacturing and and to support sales growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the company. Of the total funds that our company has over 90% will be made up of funds raised from the crowdfunding campaign, if it raises the maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum offering amount we anticipate we will be able to operate for at least six months. This is based on what would become a current necessary monthly minimum burn rate of $2000 for expenses related to vital necessary services such as internet, database services, monthly fees for customer email lists and minimal marketing.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum offering amount we anticipate the company will be able to operate until we reach sales revenue and profit sufficient to continue operations and grow. This is based on a monthly burn rate of about $45,000 including salaries, new hires, R&D and inventory costs. We anticipate reaching cash flow positive and profitable status within less than 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently the company has contemplated additional sources of capital should this raise fall short of our needs to reach cash flow positive status. However, we are not pursuing other sources of capital at this time.

Indebtedness

- **Creditor:** PayPal Business Loans / LoanBuilder
  Amount Owed: $20,803.00
  Interest Rate: 16.0%
  Maturity Date: January 10, 2023

- **Creditor:** James Dotter (CTO, COO & Director)
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  There is no repayment date and no material terms.

Related Party Transactions

- **Name of Entity:** James Dotter
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $20,000 loan to the company. 0% interest. No specific date for repayment.
  Material Terms: terms above no other details exist

Valuation

Pre-Money Valuation: $8,330,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. These included the study of the home security market, the motor vehicle markets' penetration of GPS smart car systems, the personal GPS device markets, the pet tracking market, and the senior medical and emergency alert products and systems. All of these markets comprise the total addressable markets for MaxTracker.

When searching for companies producing personal GPS devices for comparables for this valuation, we found one competitor, Jiobit, that was recently sold to a public company, Life360.com, which is listed on the Australian Stock Exchange. Also in 2021 Life360 purchased TILE, a well-known seller of Bluetooth trackers.

(MULTIPLE SOURCES)

https://www.sec.gov/Archives/edgar/data/1581760/000158176022000011/bellpotterpresentation.htm Slide #20

EDGAR FILINGS. Life360, Inc. FORM 10-Q for the Quarter Ended June 30, 2022

https://www.sec.gov/ix?doc=/Archives/edgar/data/0001581760/000158176022000007/lifx-20220630.htm#i798fa8ddca0f475393add95bc5be14ba_100

Business Newswire: https://www.businesswire.com/news/home/20210426005908/en/Life360-Deepens-Foothold-in-Family-Safety-Space-with-Proposed-Acquisition-of-Jiobit

Jiobit site - completion of the acquisition:
https://www.jiobit.com/blog/life360-completes-acquisition-of-jiobit

https://www.builtinchicago.org/company/jiobit

Jiobit shipped its first product in 2018. Three years later, Jiobit sold for $37M, with an additional 2-year earn-out that will increase the acquisition price to $54M if certain growth milestones are met.

Jiobit is an active Amazon seller and ranks around #10 in personal GPS tracker sales on Amazon's Best Sellers list for battery-powered personal GPS devices. Amazon reports best seller lists based on sales tracked hourly. So sellers' positions on the list can and do change with some frequency.

We did not find any other competitors that are public companies reporting financial results.

However, we did research a robust online market for these devices on Amazon.com. Amazon makes available on its site the list of top sellers in many categories and subcategories. We researched sales of battery-powered personal GPS tracker devices.

Next, we subscribed to Jungle Scout, which we understand is the top Amazon data collection and analytics platform, that enabled us to have access to the sales numbers for the top-selling devices in our market.

We have studied the sales results for the top 10 sellers with products most similar to MaxTracker's products. Jiobit was the #9 seller on that list when we reviewed the sellers and their individual sales on September 27, 2022. Amazon updates these top sellers lists once every hour, 24/7.

The highlights of that data showed the top 2 sellers of personal GPS devices are selling ~10,000 and ~8,000 units per month. Those two sellers are tracki.com and LandAirSea54.com. Both are well established US companies that began selling on Amazon on January 25, 2019, and March 27, 2017, respectively. Neither company reveals anything about their sales, IP, or any other company data that we could find. Further, none of the Amazon sellers publish or disclose anything about their companies.

As part of our research we purchased both of these top two sellers' tracker products. Both appear to have designs and specs several years old, in our opinion. Neither uses 5G or IoT technology. MaxTracker is designed and built with the latest technology. Battery life is vastly enhanced with IoT and and other Ultra Low Power components and software. Typical battery life for old technology requires recharging every 2 to 7 days, depending on use. Our products' battery life is about six months. Up to a year with infrequent use. The only competitor we found utilizing 5G, IoT and other specs similar to MaxTrackers is Jiobit, the company sold to Life 360 for $37M to $54M.

With the multi-million dollar product sales of these private companies, it is not surprising that they keep their numbers very private.

The top 10 Amazon sellers combined sales over the past 30 days were 28,590 units. The revenue from those sales is estimated at $8.86 million per month. Or ~$106.4 million per year.

The sales of the devices all include a monthly data subscription. Most of these plans are priced at about $20/month. The devices' prices range from ~$29 to ~$129. The data plans carry ~90% profit margin. So each sale of a GPS device yields an average revenue of ~$310.

So, with 28,590 sales last month, and $310 revenue per sale, these 10 sellers combined for ~$8.86 million in revenue, or ~$886,290, per seller, per month. That's about $10.8 million in revenue per seller per year, with ~an 85% profit margin.

These sales numbers do not include sales beyond Amazon.

MaxTracker management is of the opinion that becoming a top 10 seller on Amazon is attainable. MaxTrackers technology is cutting edge, and 9 out of 10 of these sellers are not 5G, IoT, or 6-month battery life products. They are using technology from about 3-5 years old, we believe.

An additional factor is the strength of the founders and team, with decades of successful experience in achieving growth and exceeding financial goals in multiple startups and larger enterprises. The team holds 7 granted patents for electronic devices and has one patent pending for the company's first product.

Our valuation process considered the results of actual pre-sales of our first product during its initial crowdfunding offering. Also, we strongly considered the historical and current sales of personal use GPS electronic devices listed above.

The company's final valuation, after further discounting for the risks associated with achieving projected sales for this stage of a startup company, was discounted to $8.33M for this offering.

The pre-money valuation has been calculated on a fully diluted basis. The company only has Common Stock and has no options, warrants or other securities with a right to acquire shares outstanding. The company also has not reserved any shares for issuance under any stock plan.

This pre-money valuation was calculated internally without the use of any formal independent third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Platform Fees*
  94.5%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  Facebook and Google Adwords. Email campaigns and radio ads. Trade shows.

- *Research & Development*
  9.0%
  Finalizing our second product and updating our original product. Payment for IP to secure 100% ownership per the May 2018 original agreement and addendum April 2020 to OTSD, LLC is part of this R&D budget

- *Company Employment*
  15.0%
  Payroll and benefits for staff.

- *Working Capital*
  25.0%
  Parts inventory, General and Admin costs including rent, insurance, etc

- *Operations*
  12.5%
  All costs of overhead, travel, day to day expenses.

- *Inventory*
  17.0%

Purchase and maintain adequate parts and materials for manufacturing. Inventory on hand to fulfill sales.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at mymaxtracker.com (mymaxtracker.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/maxtracker

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR MaxTracker, Inc.

[See attached]

MAXTRACKER, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
MaxTracker, LLC
Broomfield, Colorado

We have reviewed the accompanying financial statements of MaxTracker, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 15, 2022
Los Angeles, California

MAXTRACKER LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	531	$	5,221
Inventory		29,567		63,184
Prepaids and Other Current Assets		2,541		-
Total current assets		**32,639**		**68,405**
Intangible Assets		365,448		211,777
Total assets	**$**	**398,088**	**$**	**280,182**
LIABILITIES AND MEMBERS' EQUITY				
Total liabilities		**-**		**-**
MEMBERS' EQUITY				
Members' Equity		398,088		280,182
Total Members' Equity		**398,088**		**280,182**
Total Liabilities and Members' Equity	**$**	**398,088**	**$**	**280,182**

See accompanying notes to financial statements.

MAXTRACKER LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 41,916	$ -
Cost of Goods Sold	54,485	-
Gross profit	(12,569)	-
Operating expenses		
General and Administrative	58,543	3,122
Sales and Marketing	73,743	-
Total operating expenses	132,287	3,122
Operating Income/(Loss)	(144,855)	(3,122)
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(144,855)	(3,122)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (144,855)**	**$ (3,122)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**119,909**
Capital Contribution		163,395
Net income/(loss)		(3,122)
Balance—December 31, 2020	**$**	**280,182**
Capital Contribution		262,761
Net income/(loss)		(144,855)
Balance—December 31, 2021	**$**	**398,088**

See accompanying notes to financial statements.

MAXTRACKER LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(144,855)	$	(3,122)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Amortization of Intangibles		9,735		-
Changes in operating assets and liabilities:				
Inventory		33,617		(0)
Prepaids and Other Current Assets		(2,541)		-
Net cash provided/(used) by operating activities		**(104,044)**		**(3,122)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(163,406)		(155,917)
Net cash provided/(used) in investing activities		**(163,406)**		**(155,917)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		262,761		163,395
Net cash provided/(used) by financing activities		**262,761**		**163,395**
Change in cash		(4,689)		4,356
Cash—beginning of year		5,221		865
Cash—end of year	**$**	**531**	**$**	**5,221**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

MaxTracker LLC was formed on February 19, 2018, in the state of Colorado. The financial statements of MaxTracker LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Broomfield, Colorado.

Since forming the Company, MaxTracker, in February 2018, we have been focused on the idea of inventing, designing, developing, engineering, testing, manufacturing, and selling consumer electronics. The first products are personal GPS trackers that are focused on anti-theft and recovery of personal property that has just been stolen or is under threat to be stolen, which is specifically designed for protecting bicycles. The MaxTracker bike device combines GPS, 5G cellular, IoT electronics, and motion sensors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition.

Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its development costs for the new products, which will be amortized over the expected period to be benefitted, which may be as long as ten years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its consumer electronic products.

Cost of sales

Costs of goods sold include the cost of equipment sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $73,743 and $0, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable,

and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 29,567	$ 63,184
Total Inventory	**$ 29,567**	**$ 63,184**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid expenses	$ 2,541	$ -
Total Prepaids and other current asset	**$ 2,541**	**$ -**

5. INTANGIBLE ASSETS

As of December 31, 2021, and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021	2020
Research and development (Product development)	$ 375,183	211,777
Intangible assets, at cost	**375,183**	**211,777**
Accumulated amortization	(9,735)	-
Intangible assets, Net	**$ 365,448**	**$ 211,777**

Entire intangible assets have been amortized. Amortization expenses for research and development for the fiscal year ended December 31, 2021, and 2020 were in the amount of $9,735 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period		Amortization Expense
2022	$	(37,518)
2023		(37,518)
2024		(37,518)
2025		(37,518)
Thereafter		(215,375)
Total	**$**	**(365,448)**

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Steve Maxey	72.0%
Mark Liebelt	18.0%
Jlim Dotter	10.0%
TOTAL	**100.0%**

7. DEBT

The Company had no debt outstanding as of December 31, 2021.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through July 15, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $144,855, an operating cash flow loss of $104,044, and liquid assets in cash of $531 which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

MaxTracker

Anti-theft GPS Protection for cars, kids & all personal property



MaxTracker
Breakthrough Anti-theft Technology

Website | Thornton, CO | CONSUMER PRODUCTS | TECHNOLOGY

MaxTracker has created a technology system that will build and operate break-through software and electronic components designed to provide anti-theft protection for our customers' cars, bikes, kids, pets, valuables... anything that moves. Our mission is to provide our customers with affordable advanced GPS, 5G cellular, IoT anti-theft products to protect against rising crimes of theft of personal property.

$0.00 raised

0 Investors	**$8.33M** Valuation
$2.50 Price per Share	**$250.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.24M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- People are more concerned than ever about rising crime invading their lives and losses from criminal activity, 36 million US homes are protected by video doorbells and security cameras (source). That protection stops at the end of their driveway. MaxTracker protects them everywhere else they may travel.
- MaxTracker's subscription business model includes long term recurring monthly revenue and an 80% profit margin. We believe our business model promotes strong cash flow.
- Our first product, MaxTracker bike GPS, was introduced on Indiegogo. That successful crowdfunding produced about 420 units sold generating over $63,000. Our initial goal was fully funded the first day of the campaign.

OVERVIEW

Wherever It Moves, MaxTracker Can Find It

Much has changed in people's lives since early 2020. Since the long pandemic season began, many people have noticed a significant increase in crimes of all types. It seems that every night the local and national news reports skyrocketing thefts of cars and trucks, bicycles, and other personal property. Even thefts of catalytic converters cut from underneath vehicles have jumped over 1000% in many locations (source).

In response, many people have taken action to protect their homes and families. Sales of home security systems including video doorbells and security cameras have exceeded one million new customers for each of the top companies, SimpliSafe, ADT and Ring. In fact, Ring, the newest company among the top 3, gained 1.4 MM new customers buying systems in 2021 (source). Over 36 million US homes now have home security systems (source).


Made with aerospace-grade materials

Product is pre-production and not yet available on the market.

But in our opinion, all of these home security systems are missing a vital capability. All of their security protections stop at the end of their customers' driveway.

We believe MaxTracker fills that void. We design and build advanced, affordable anti-theft products to protect and recover cars, trucks, bicycles, personal valuables... anything that moves, MaxTracker can find them. No distance is too far, anywhere in the world.

Additionally, MaxTracker can track and pinpoint locations of family pets if they wander off from their owners and homes. Parents can have peace of mind by pinpointing their child's location if they become separated in a crowd.


Anti-Theft Tracking For
All Personal Property Items
MaxTracker ping
MaxTracker

Product is pre-production and not yet available on the market.

MaxTracker incorporates the latest advanced technologies including GPS, 5G cellular, motion sensors, and iPhone and Android apps developed in-house.

MaxTracker's real-time GPS tracking products provide users with the ultimate sense of security. Unlike traditional home security systems and bluetooth tracking tags, both of which work only within a limited radius, up to 200 ft, our anti-theft trackers employ state of the art 5G cellular, GPS, and IoT electronics. There are no distance restrictions for GPS. Whether it's your car or truck, a bicycle, boat, purse, or your child or family pet, all of our devices are tools that alert you to movement instantly, as well as aid recovery efforts in the event of loss or theft.

THE PROBLEM & OUR SOLUTION

Property Protection That Isn't Limited By Location

The problem is skyrocketing crime of every type. A car is stolen every 37 seconds in the US (source). Over 2 million bikes are stolen every year in the US and no more than 7% of them are recovered and returned to their owners (source). Jewelry stores, Best Buy stores, and many other retailers are victims of violent smash and grab robberies around the country (source & source). Add to that purse snatching, carjacking, and many other types of theft, and it is easy to understand why people are wary and looking for solutions.

Security systems and anti-theft devices are a multibillion dollar market, and these types of technology are in high demand, as an increasing number of people feel compelled to protect their personal assets (source). Our mission is to provide solutions that turn the tables on the criminals so that thieves face real justice for their crimes. We believe MaxTracker's advanced technology can make a substantial difference in protecting people and their personal property.


MaxTracker ping
5G + GPS
Know Where Your Items Are At All Times In Real Time
GPS live tracking
Waterproof/ weatherproof
Motion detection alarm
6 mo.- 1 yr recharge battery
5G/LTE connection
Polycarbonate, Nylon 12

*Product is pre-production and not yet available on the market.

MaxTracker has created a solution that is a small-scale device, developed with state-of-the-art components so owners can be shown the MaxTracker location in real-time. MaxTracker developed its first successful product, an anti-theft bike security device in a water bottle holder, and is now also producing a second and third product, The MaxTracker Ping and The MaxTracker Ping Plus, which are in their final prototype stage. The MaxTracker Ping products are only a few inches in size and it can accurately track the location of stolen property, or pets, kids and elderly patients, anywhere they go on planet earth.


MaxTracker ping
MaxTracker
INTRODUCING THE MAXTRACKER PING & PING PLUS
Accurately track the location of
Anything & Anyone

*Product is pre-production and not yet available on the market.

MaxTrackers are waterproof, weatherproof, offer long battery life, extended signal power, adjustable motion sensitivity, and even the ability to sound an alarm. Additionally, the products are aimed to produce an 80% profit margin, while still making the technology affordable to purchase and accessible to users for a low monthly subscription fee.

THE MARKET & OUR TRACTION

Securing Future Success



INDIEGOGO SUCCESS
Fully Funded On Day One
420
pre-sales
$63K
raised
382
backers

MaxTracker's first device for bike protection, was launched last autumn on Indiegogo to incredible reception, and since then, momentum for the brand continues to build. So far we have about 400 pre-sales totaling over $63K from 382 customers.

At present, the team continues to receive pre-orders for the MaxTracker Bike Tracker, while nearing the manufacturing stage. Additionally we are near completion of development of our second and third products – The MaxTracker Ping and The MaxTracker Ping Plus.



As Seen On...
Associated Press
yahoo!
BUSINESS INSIDER
NEXT NEW TECH
TRENDY

(source, source, source, source, source)

These two products – which are in their final prototype phase, are our new models that will provide anti-theft tracking for all personal property items beyond the bicycle category. This includes cars and trucks, valuable items like golf clubs, guitars, and purses, and other valuable personal property, also tracking the locations of children and pets.

As we continue to expand the capabilities of the technology, funding from investors will help MaxTracker optimize production, inventory, sales, and marketing, while developing even more high-performance features and future products.

WHY INVEST

We Prevent People from Becoming A Statistic

According to recent surveys, nearly half of all cyclists will experience having their bike stolen at some point. Of those stolen, only a very small percentage are ever recovered and some are never replaced (source).

At MaxTracker, our first endeavor was to create a device that prevents bicycle theft, and now we are expanding to reduce property loss of all varieties. Video doorbells and security cameras protect people's homes and families. MaxTracker protects everything else - beyond the end of the driveway.

Beta Tester Reviews


“
MaxTracker performs just as promised. Everything operates as it was designed to function. **No other anti-theft bike tracker even comes close.**
Brad T.
“
MaxTracker is rock solid. **Going forward, every bike I own will be secured by MaxTracker.**
Carlos M.
“
I must rely on my bike being safely protected while I work. I count on it being there where I parked it at the end of my day. **With MaxTracker, I have that peace of mind.**
Cindy W.

**These testimonials may not be representative of the experiences of other customers and are not a guarantee of future performance or success.*

In our opinion, anti-theft and tracking protection for personal items is the next wave of personal and family security. These are valuables that otherwise lack protection, and we've developed the technology to do so effectively, and efficiently.



**Product is pre-production and not yet available on the market.*

The home security market is highly profitable primarily because of the subscription business model that produces recurring monthly revenue. Customers pay $15 to $65 per month for home security. MaxTracker's subscription data fees will be less than $15 per month and our goal for profit margin is about 80%. Considering the size and growth of the home security market, MaxTracker's goal is to be the market leader in security and protection beyond the end of their driveway.

Help us provide consumers with the peace of mind and security we all deserve by investing with MaxTracker.

In the Press

BIKE INDEX INSIDER

SHOW MORE

Meet Our Team



Steven Maxey

Founder, CEO, President & Director

Steve is a lifelong entrepreneur with deep experience in creating systems and building talented teams to create new products and services across a number of business categories.

After more than a decade as managing director of investment banking firm Commonwealth Companies, Steve developed his ideas and founded the first dot-com company in the online auto business to provide customers the ability to purchase new or used vehicles, provide bank financing, and have the car delivered to the purchaser, avoiding the usual dealership experience.

Steve secured VC funding for this startup and exited its nationally known tech incubator at the top of its class.

Next, Steve was recruited by the world's largest dot-com auction site to lead their B2C auto sales division. This division provided online sales for large national banks and auto leasing companies, selling off-lease vehicles for those bank leasing companies, maximizing the banks' return on assets.

The concept for MaxTracker originated with Steve's experience of having two expensive mountain bikes stolen from his Jeep's bike rack while it was parked for 10 minutes on a sunny Saturday morning. This began a search for the most secure protection to stop the theft of valuable personal property.

Steve's view is households are well protected by video doorbells and home security cameras and systems, but MaxTracker fills the need for protection beyond the end of the customers' driveway.

The development of MaxTracker fulfills Steve's passion and mission: To reverse the current outcomes of theft and loss of personal property so the owners win and the thieves are caught and face justice.



James Dotter

CTO, COO & Director

Jim is an experienced technology lead and entrepreneur with several ventures in sports and tech. He started as a software engineer and moved on to systems architect and then to CTO. He has received two patents, and more are pending for the MaxTracker product line.

Jim remembers the trauma of having his brand new mountain bike stolen while on a biking trip to Breckenridge. The anger and frustration he felt was top of mind when Steve invited him to join MaxTracker. More recently, his golf clubs were taken, ironically just a few months before he could get a MaxTracker prototype into the bag. He is driven to bring this product into production, to protect his own stuff and that of others.



Phil Harris

Strategic Advisor

A 35-year veteran of the telecommunications technology industry, Phil is now retired from Cisco Systems, where he served as a VP of Engineering. During his tenure, he led teams in the US, China, India, and across Europe and to help transform the world of business communications from voice-centric technologies to cloud-based, fully integrated voice, video, and web collaboration for business communication systems. Phil still maintains an avid interest in leadership development and technological innovation, selectively spending his time coaching women executives and consulting with next-gen technology innovators like MaxTracker.

Phil is an advisor for MaxTracker and works four hours per week for MaxTracker.



Benny Ellis

Strategic Advisor

Benny retired as a senior telecommunications software architect in the Bell System for over 30 years. He wrote his first computer program in 1971 and holds 4 patents. In retirement, he is an avid golfer, bicyclist, and skier and loves attending live music concerts.

Benny is an advisor for MaxTracker and works four hours per week for MaxTracker.



Glen Freundlich

Strategic Advisor

38 years in R&D in telecommunications, cloud and enterprise applications, with product development roles including requirements definition, architecture, design, software development (multiple languages), project lead, and project management. 6 of those years included participation in the definition of international standards for internet communications (e.g., IP telephony).

Glen is an advisor for MaxTracker and works four hours per week for MaxTracker.

Offering Summary

Company	:	MaxTracker, Inc.
Corporate Address	:	13703 Josephine Ct, Thornton, CO 80602
Offering Minimum	:	$10,000.00
Offering Maximum	:	$1,235,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	4,000
Maximum Number of Shares Offered	:	494,000
Price per Share	:	$2.50
Pre-Money Valuation	:	$8,330,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 6 days and receive 75% bonus shares

Super Early Bird Bonus

Invest within the first 12 days and receive 50% bonus shares

Early Bird Bonus

Invest within the first 16 days and receive 30% bonus shares

Amount-Based:

$500+ | STAR LEVEL

Invest $500 or more and receive MaxTracker baseball cap + 5% Bonus Shares

$1,000+ | GALAXY LEVEL

Invest $1000 or more and receive MaxTracker baseball cap + 1 MaxTracker Ping+ with one year free data + 10% Bonus Shares

$2,500+ | NOVA LEVEL

Invest $2500 or more and receive 2 MaxTracker baseball caps + 2 MaxTracker Ping+ with one year free data + 15% Bonus Shares

$5,000+ | SUPER NOVA LEVEL

Invest $5000 or more and receive 2 MaxTracker baseball caps + 2 MaxTracker Ping+ with one year free data + 20% Bonus Shares

$10,000+ | UNIVERSE LEVEL

Invest $10,000 or more and receive 2 MaxTracker baseball caps + 3 MaxTracker Ping+ with 2 years free data + 25% Bonus Shares

$20,000 | MILKY WAY LEVEL

Invest $20,000 or more and receive 2 MaxTracker baseball caps + 5 MaxTracker Ping+ with 5 years free data + 33% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MaxTracker will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Introducing MaxTracker, the company that aims to produce state-of-the-art GPS tracking technology designed to protect your personal property from theft and loss.

With property theft already skyrocketing, many people fear the theft of their cars, bikes, purses, cameras, guitars -- anything portable and easily stolen.

And any parent who has felt the panic of losing a child in a crowd or worries when their child is out of sight may need a MaxTracker for their peace of mind.

Thirty-six million US homes have invested in video doorbells and cameras, but that protection stops at the end of the driveway.

That's where MaxTracker takes over, with the right technology and a subscription model that can yield an 80% profit margin!

MaxTracker's advanced technology includes our iPhone, and Android apps developed in-house. Our proprietary tech can help prevent theft of your property, or help with its recovery, often within 30 minutes of the theft.

The MaxTracker "Ping" can be tiny enough to be tucked anywhere. It can stow away, ready to report its location whenever you like. Hidden behind the rearview mirror, in your golf bag, camera or guitar case, or even your kid's backpack, Ping has the potential to never be out of range to provide your security.

The MaxTracker Bike is cleverly disguised as a bike water bottle cage. Like the Ping, it can let you know as soon as your bike is moving when it shouldn't be. And the 105db alarm can scare off a potential thief.

Now MaxTracker is innovating again with the MaxTracker "Ping+Alarm." This adds a loud 105db alarm to the Ping, ready to sound off immediately when moved.

All of the MaxTracker products will include our proprietary "Ping-To-Wake" technology.

The Apple AirTag and the Tile trackers are great for finding your keys or cat, but they don't have GPS and are useless for tracking beyond about 200 feet.

Home security systems protect your home. Now MaxTracker takes over where the driveway ends.

Investors... people are witnessing rising crime on the news every night. They are paying $15 to $60 every month for home security that protects their homes and family.

MaxTracker can provide that same peace of mind in the world beyond the end of their driveway. That's where MaxTracker takes over, with the right technology and a subscription model that can yield an 80% profit margin.

Invest in MaxTracker today!

*Images used in this video are in the prototype phase, MaxTracker Ping is not currently available on the market."

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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